**Exhibit 32.2**

**Certification of Chief Financial Officer pursuant to**
**18 U.S.C. Section 1350,**
**as adopted pursuant to**
**Section 906 of the Sarbanes-Oxley Act of 2002**

In connection with the Quarterly Report on Form 10-Q of Pzena Investment Management, Inc. (the "Company") for the quarter ended March 31, 2012, as filed with the Securities and Exchange Commission (the "Report"), Gregory S. Martin, as Chief Financial Officer of the Company certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)     The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)     The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 27, 2012                                      /s/ GREGORY S. MARTIN

                                                                   Name: Gregory S. Martin
                                                                   Title: *Chief Financial Officer*
                                                                        *(Principal Financial and Accounting Officer)*